UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2008

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 31, 2008, NTS Mortgage Income Fund, Inc. (the "Fund") filed a certificate of dissolution with the Secretary of State of the State of Delaware. A copy of the certificate is attached to this current report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

     (a)   Financial Statements of Businesses Acquired: N/A
     (b)   Pro Forma Financial Information: N/A
     (c)   Shell Company Transactions: N/A
     (d)   Exhibits:
               99.1   Certificate of Dissolution of NTS Mortgage Income Fund

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: December 31, 2008

CERTIFICATE OF DISSOLUTION

OF

NTS MORTGAGE INCOME FUND

NTS Mortgage Income Fund (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL") DOES HEREBY CERTIFY:

1. The name of the Corporation is NTS Mortgage Income Fund.

2. The date the dissolution was authorized was March 27, 1989.

3. The Corporation shall be dissolved on December 31, 2008 in accordance with Section 13 of the Restated Certificate of Incorporation of NTS Mortgage Income Fund, as filed with the Secretary of State of the State of Delaware on March 27, 1989, and the dissolution of the Corporation has been duly authorized in accordance with Section 102(b)(5), Section 275 and Section 278 of the DGCL.

4. This Certificate of Dissolution shall become effective December 31, 2008.

5. That the names and addresses of the directors and officers of the Corporation are as follows:

DIRECTORS

J.D. Nichols
10172 Linn Station Road
Suite 200
Louisville, Kentucky 40223

Brian F. Lavin
10172 Linn Station Road
Suite 200
Louisville, Kentucky 40223

Robert M. Day
1447 Peachtree Street
Suite 430
Atlanta, Georgia 30309

Robert A. Guimbarda
1401 South Brentwood Boulevard
Suite 675
St. Louis, Missouri 63144

Gerald B. Thomas

12121 Belmont Park Circle
Louisville, Kentucky 40243

OFFICERS

Brian F. Lavin, President
10172 Linn Station Road
Suite 200
Louisville, Kentucky 40223

Gregory A. Wells, Secretary, Treasurer, Chief Financial Officer
10172 Linn Station Road
Suite 200
Louisville, Kentucky 40223

Rosann D. Tafel, Assistant Secretary
10172 Linn Station Road
Suite 200
Louisville, Kentucky 40223

Neil A. Mitchell, Assistant Treasurer
10172 Linn Station Road
Suite 200
Louisville, Kentucky 40223

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Dissolution to be duly executed this 31st day of December, 2008.

NTS MORTGAGE INCOME FUND



BY: _____

Name: Gregory A. Wells

Title: Secretary, Treasurer and
Chief Financial Officer